UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

The Chalone Wine Group, Ltd.

(Name of Issuer)

Common Stock (no par value)

(Title of Class of Securities)

157639105

(CUSIP Number)

Jeffrey P. Newman, Esq.
Farella Braun + Martel LLP
235 Montgomery Street
San Francisco, CA 94104
(415) 954-4400

(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

August 20, 2004

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box .

CUSIP No. 157639105

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hunees Vintners LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

	7.	SOLE VOTING POWER
-0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8.	SHARED VOTING POWER 5,556,103*
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 5,556,103*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,556,103*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.0%

14.	TYPE OF REPORTING PERSON OO*

     * See notes (1) and (2) in each case contained in the equivalent table contained in the Schedule 13D (as defined in the Explanatory Note).

EXPLANATORY NOTE

     This Schedule 13D (the “Fourth Amended Schedule 13D”) is the fourth amendment to the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on behalf of Huneeus Vintners LLC, a Delaware limited liability company (the “Reporting Person”), on May 17, 2004 (as originally filed, and as amended and supplemented by each of Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto, the “Schedule 13D”), with respect to the Common Stock, no par value (the “Common Stock”), of The Chalone Wine Group, Ltd., a California corporation (the “Issuer”). Capitalized terms used but not defined in this Fourth Amended Schedule 13D shall have the meanings ascribed to such terms in the Schedule 13D. Except as set forth in this Fourth Amended Schedule 13D, no material change in the information set forth in the Schedule 13D has occurred. Beginning on the date this Fourth Amended Schedule 13D is filed with the SEC on behalf of the Reporting Person, and continuing thereafter until the date on which any further amendment with respect to the Schedule 13D shall be filed with the SEC on behalf of the Reporting Person, all references to the Schedule 13D shall be deemed to refer to the Fourth Amended Schedule 13D. Other than as set forth in this Fourth Amended Schedule 13D, there has been no material change in the information set forth in the Schedule 13D.

Item 4.    Purpose of Transaction.

     Response in Item 4 of the Schedule 13D shall be amended and supplemented as follows:

     Pursuant to the Offer Letter described in the Schedule 13D and attached as Exhibit 1 thereto, the Parties made a proposal to the board of directors of the Issuer on May 17, 2004, with respect to a business combination transaction with the Issuer.

     On June 30, 2004, the Parties delivered to the board of directors of the Issuer a letter pursuant to which the Parties agreed to extend the date of the offer contained in the Offer Letter from June 30, 2004 to July 31, 2004. This letter stated that all terms contained in the Offer Letter, other than the extension of the date of the offer contained in the Offer Letter, would remain in full force and effect. This letter is attached as Exhibit 3 to the Schedule 13D.

     On July 31, 2004, the Parties delivered to the board of directors of the Issuer a second letter pursuant to which the Parties agreed to again extend the date of the offer contained in the Offer Letter from July 31, 2004 to August 20, 2004. This second letter stated that all terms contained in the Offer Letter, other than the second extension of the date of the offer contained in the Offer Letter, would remain in full force and effect. This letter is attached as Exhibit 5 to the Schedule 13D.

     On August 20, 2004, the Parties delivered to the board of directors of the Issuer a third letter (the “August 20, 2004 Letter”) pursuant to which the Parties agreed to again extend the date of the offer contained in the Offer Letter from August 20, 2004 to August 27, 2004 (the “Third Date Extension”). All terms contained in the Offer Letter, other than the Third Date Extension, remain in full force and effect. The August 20, 2004 Letter is attached as Exhibit 6 to this Fourth Amended Schedule 13D.

Item 7.    Material to be Filed as Exhibits.

     Response in Item 7 of the Schedule 13D shall be amended and supplemented as follows:

Number	Description	Location
6	Letter of Les Domaines Barons de Rothschild (Lafite), Constellation Brands, Inc. and Huneeus Vintners LLC, dated August 20, 2004	Filed with this Fourth Amended Schedule 13D

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this this Fourth Amended Schedule 13D is true, complete and correct.

Date: August 20, 2004

HUNEEUS VINTNERS LLC

By:	/s/ Agustin Huneeus
Name: Title:	Agustin Huneeus Manager

EXHIBIT INDEX

Number	Description	Location
6	Letter of Les Domaines Barons de Rothschild (Lafite), Constellation Brands, Inc. and Huneeus Vintners LLC, dated August 20, 2004	Filed with this Fourth Amended Schedule 13D